Exhibit 99.2

Execution Copy

WAIVER AGREEMENT

This Waiver of Securities Purchase Agreement (this “Waiver”), dated as of October 9, 2026, is by and between Rantizo, Inc., a Delaware corporation (“Rantizo”), SKK Holdings Ltd., an exempted company incorporated in the Cayman Islands (“SKK”) and the Shareholders (as defined below) (each, a “Party” and, together, the “Parties”). Capitalized terms used and not defined in this Waiver will have the meanings ascribed to such term in the APA (as defined below).

RECITALS

WHEREAS, Rantizo and SKK entered into that certain Asset Purchase Agreement, dated as of May 1, 2026 (the “APA”); and

WHEREAS, pursuant to Section 1.6(b) of the APA, Rantizo is obligated to consummate a private placement transaction of $10 million, pursuant to which Rantizo will issue to certain private placement investors an aggregate amount of $10 million of common shares of Rantizo, and Rantizo will deposit such $10 million in proceeds into an escrow account (the “PIPE Escrow Account”) until the Closing (the “PIPE Transaction”), and in consideration thereof SKK shall issue to Rantizo a number of Class A Shares calculated in the same manner as Section 1.6(a) of the APA with respect to the $10 million in proceeds of the PIPE Transaction (the “PIPE Shares”) and at Closing the proceeds of the PIPE Transaction shall be released to SKK in exchange for the PIPE Shares; and

WHEREAS, pursuant to Section 1.7(b)(vi) of the APA, at the Closing, Rantizo shall deliver (or shall cause to be delivered) to SKK the proceeds of the PIPE Transaction held in the PIPE Escrow Account; and

WHEREAS, pursuant to Section 6.15 of the APA, at or prior to Closing, (a) Rantizo is obligated to consummate the PIPE Transaction and (b) SKK is obligated to raise capital in an aggregate of not less than $10 million in cash, which may be funded through proceeds of the ATM Offering or other offering (the “Buyer Capital Raise”); and

WHEREAS, pursuant to Section 7.3(h) of the APA, SKK shall have consummated the Buyer Capital Raise at or prior to Closing; and

WHEREAS, pursuant to Section 1.7(c)(xi) of the APA, at the Closing, SKK shall deliver the Escrow Agreements, executed by SKK; and

WHEREAS, pursuant to Section 6.16 of the APA, at or prior to Closing, Rantizo and SKK are obligated to enter into escrow agreements with respect to the ATM Escrow Account and the PIPE Escrow Account (collectively, the “Escrow Agreements”), in forms to be agreed by the Rantizo and SKK; and

WHEREAS, pursuant to Section 7.1(f) of the APA, Rantizo and SKK shall cause the Escrow Agreements to be executed and delivered at or prior to Closing; and

WHEREAS, the Parties entered into that certain Securities Purchase Agreement, dated as of May 1, 2026 (the “SPA”); and

WHEREAS, pursuant to Section 1 of the SPA, the Shareholders (as defined in the SPA) agree to sell to Rantizo, and Rantizo desires to purchase from the Shareholders an aggregate of 1,085,264 Class B ordinary shares, par value $0.0025 per share, of SKK (the “Class B Shares”) owned by the Shareholders as set forth on Schedule A of the SPA for an aggregate purchase price of $8,000,000 (the “SPA Cash Consideration”); and

WHEREAS, pursuant to Section 3(b) of the SPA, at the Closing, the Shareholders shall deliver or cause to be delivered to Rantizo an instrument of transfer in the form attached to the SPA as Exhibit A (the “Instrument of Transfer”), and Rantizo shall deliver to the Shareholders the SPA Cash Consideration. SKK will deliver to Rantizo at the Closing, evidence from the transfer agent of the transfer to Rantizo of the Class B Shares on and as of the Closing Date; and

WHEREAS, SKK is unable to complete the Buyer Capital Raise at or prior to Closing as required by Section 6.15 of the APA; and

WHEREAS, Rantizo and SKK each wish to waive the obligations of the other under Section 6.15 of the APA to the extent set forth herein; and

WHEREAS, Rantizo and SKK have mutually agreed to waive Section 6.15 of the APA, including the requirement that SKK complete the Buyer Capital Raise at or prior to Closing, on the terms set forth herein; and

WHEREAS, Rantizo requests that SKK acknowledge that the PIPE Transaction was completed; and

WHEREAS, SKK waives Rantizo’s condition to release and deliver the proceeds of the PIPE Transaction to SKK at Closing pursuant to Section 1.6(b) and Section 1.7(b)(vi) of the APA; and

WHEREAS, the Parties wish to hereby waive certain provisions of the APA and SPA on the terms and conditions set forth in this Waiver;

WHEREAS, the Parties have agreed to waive certain conditions of the APA and SPA as hereinafter provided;

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the Parties hereby agree as follows:

1. Mutual Waiver of Section 6.15 and Waiver of Section 7.3(h) of the APA and Agreement. Rantizo and SKK hereby mutually waive their respective obligations under Section 6.15 of the APA to the extent necessary to permit the Closing to occur on the terms set forth herein, and Rantizo hereby waives the condition set forth in Section 7.3(h) of the APA that SKK consummate the Buyer Capital Raise at or prior to Closing. Rantizo and SKK agree that the proceeds of the Buyer Capital Raise may be delivered to the post-Closing company no later than five (5) business days following the Closing Date; provided that Rantizo will deliver the SPA Cash Consideration to the Shareholders under the SPA following the receipt by the post-Closing company of the Buyer Capital Raise and provided further that Rantizo will not be required to pay the SPA Cash Consideration at Closing.

2. Waiver of Section 1.6(b) and Section 1.7(b)(vi) of the APA. SKK hereby consents to waive the condition that Rantizo release and deliver the proceeds of the PIPE Transaction to SKK at Closing pursuant to Section 1.6(b) and Section 1.7(b)(vi) of the APA, and Rantizo agrees to release and deliver the proceeds of the PIPE Transaction to SKK no later than five (5) business days following the Closing Date, provided that the Buyer Capital Raise is complete as of such date.

3. Waiver of Section 6.16, Section 7.1(f) and Section 1.7(c)(xi) of the APA. Rantizo and SKK agree to waive their mutual obligations to enter into and cause to be delivered the Escrow Agreements.

4. Waiver of Section 3(b) of the SPA. The Parties agree to waive the following provisions of Section 3(b) of the SPA:

“, and the Purchaser shall deliver to the Shareholders the Cash Consideration”.

5. Governing Law; Jurisdiction. Except as expressly provided for herein, the execution, delivery and performance of this Waiver shall not constitute a waiver of any provision of, or operate as a waiver of any right, power or remedy of any Party pursuant to the APA or the SPA. THE PROVISIONS OF SECTION 8.2 AND SECTION 8.3 OF THE APA (GOVERNING LAW; FORUM) AND SECTION 11(i) AND SECTION 11(j) OF THE SPA (GOVERNING LAW; FORUM) IS INCORPORATED BY REFERENCE HEREIN AND MADE A PART HEREOF, MUTATIS MUTANDIS.

6. Counterparts. This Waiver may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Waiver shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Parties, this Waiver shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Waiver.

7. Assignment; Successors and Assigns. This Waiver may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of the other Party. Any attempted assignment of this Waiver not in accordance with the terms of this section shall be void. This Waiver shall be binding upon and inure to the benefit of the Parties hereto and their respective permitted successors and assigns.

8. Entire Agreement. This Waiver (together with the APA and SPA) constitutes the entire agreement among the Parties with respect to the matters amended hereby and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to such matters. Except as waived hereby, the terms of the APA and SPA shall remain in full effect.

9. Severability. Wherever possible, each provision of this Waiver shall be interpreted in such a manner so as to be effective and valid under applicable law, but if any provision of this Waiver is held to be prohibited by, illegal, invalid or unenforceable under applicable law, such provision or provisions shall be ineffective only to the extent of such prohibition, illegality, invalidity or unenforceability, without invalidating the remainder of this Waiver.

10. Titles. Titles and headings herein are solely for the convenience of the parties and are without substantive legal meaning. This Waiver may only be amended or modified by a writing signed by the Parties. Neither this Waiver nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise.

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IN WITNESS WHEREOF, the Parties have caused this Waiver to be duly executed by their respective authorized signatories as of the date first above written.

SKK HOLDINGS LIMITED

By:	/s/ Sze Koon Kiat
Name:	Sze Koon Kiat
Title:	Chief Executive Officer

SHAREHOLDERS:

By:	/s/ Liao Xiaoyan
Name:	Liao Xiaoyan

By:	/s/ Ng Chun Seong
Name:	Ng Chun Seong

By:	/s/ Tang Teck Shen
Name:	Tang Teck Shen

RANTIZO, INC.

By:	/s/ Marianne McInerney
Name:	Marianne McInerney
Title:	Authorized Signatory

[Signature Page –Waiver]